N E W S R E L E A S E

January 14, 2010

Bisha Debt Facilities Reconfirmed

Nevsun Resources Ltd. (NSU-TSX/AMEX) is pleased to advise that the Industrial Development Corporation Limited of South Africa (“IDC”) has re-confirmed its commitment to provide $89 million in project debt facilities to the Bisha project in Eritrea.  In July 2009 the Company signed extensive loan documentation with IDC and a group of European lenders for the funding of the Bisha project via debt facilities.  The Company is waiting for European lenders to also reconfirm their commitment on the balance of the facilities agreed to at that time.

Forward Looking Statements: The above contains forward-looking statements concerning project debt facilities and the support of the Industrial Development Corporation of South Africa.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu10-01.docx	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com